UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

Certificate is filed by Exelon Corporation (Exelon), Commonwealth Edison Company (ComEd), PECO Energy Company (PECO), Exelon Business Services Company (BSG), and Exelon Enterprises Company (Enterprises).

This certificate notice that the above companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities ("draft", "promissory note"): None
2.   Issue, renewal or guaranty: Not Applicable
3.   Principal amount of each security: Not Applicable
4.   Rate of interest per annum of each security: Not Applicable
5.   Date of issue, renewal or guaranty of each security: None
6.   If renewal of security, give date of original issue. Not Applicable
7. Date of maturity of each security (in the case of demand notes, indicate "demand"): Not Applicable
8.   Name of the person to who each security was issued,  renewed or guaranteed:
     Not Applicable
9.   Collateral given with each security: Not Applicable
10.  Consideration given for each security: Not Applicable
11.  Application of proceeds for each security: Not Applicable
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6(a) because of
     a. the provisions contained in the first sentence of section 6(b): Not Applicable.
     b.   the provisions contained in the fourth sentence 6(b): Not Applicable.
     c. the provisions in any rule of the Commission other than Rule U-48: Not Applicable.
13. If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b). Not Applicable.
14. If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not Applicable.
15. If the securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed. Not Applicable


                                        Exelon Corporation


                                        By:/s/ J. Barry Mitchell
                                        Vice President and Corporate Treasurer

Dated April 2, 2001